Rio Tinto plc AGM – Address by the chairman

London, 16 April 2015

Jan du Plessis, chairman

**Check against delivery**

Good morning ladies and gentlemen.

It is my great pleasure to welcome you to Rio Tinto’s 2015 annual general meeting.

Thank you for your attendance.

For those shareholders joining us by webcast, I also want to welcome you to today’s proceedings.

This is my sixth AGM as your chairman and it is good to see a number of familiar faces in the room.

During 2014, your company maintained its steadfast commitment to generate sustainable shareholder returns, by supplying the commodities essential for modern life.

In doing so, we also aim to generate significant benefit for the communities and governments that host our operations around the world.

I am pleased to be able to share with you today some of the highlights of the year, and offer my perspectives on the future prospects of your company.

However, before I do this, let me start with safety. As you know, safety is our prime consideration.

Therefore, please offer your full attention while we conduct a short safety briefing.

(QEII CENTRE SAFETY ANNOUNCEMENT)

Thank you for your attention to that announcement.

All your directors are present at today’s meeting, either in person or via video link.

May I extend a warm welcome to Richard Goodmanson, Michael L’Estrange and Megan Clark who are joining us from Melbourne.

As your chairman, my aim is to continue to broaden the experience and diversity of your board. With this in mind, during the second half of 2014, we welcomed Michael L’Estrange and Megan Clark to the board.

Michael brings to Rio Tinto a depth of public policy experience and international relations expertise. In a career stretching across the highest tiers of the Australian public service, he was appointed by the Prime Minister as Cabinet Secretary, was head of the Department of Foreign Affairs and Trade, and was the executive director of the Australian National University’s National Security College.

I should also note that for a period he was Australia’s High Commissioner to the United Kingdom and so it’s fair to say that he knows the UK well.

Megan holds a PhD in economic geology from Queen’s University, Canada and has held various minerals exploration and strategy roles with NM Rothschild, and directly in the mining industry with Western Mining Corporation and BHP Billiton.

Most recently, she was the chief executive officer of Australia’s pre-eminent science research institute, the CSIRO.

Michael and Megan’s appointments, combined with Anne Lauvergeon’s and Simon Thompson’s early last year, bring skills and insights deeply relevant to Rio Tinto from mining, energy, technology, finance and international relations.

Sadly, as we welcome some new directors, we will also say farewell to some longstanding members of the board.

At the conclusion of our Australian Annual General Meeting in Perth next month, both Lord Kerr and Mike Fitzpatrick will retire after many years of outstanding and dedicated service. I would like to take this opportunity to thank them both for their tremendous contribution over that time.

It has become something of a truism that each year we seem to face ever greater levels of market volatility and unforeseen geopolitical challenges.

The past year was no different, with:

• human tragedies of country-scale proportion, like the terrible Ebola virus in West Africa;

• civil conflicts and ongoing disputes in a number of places in the world; and,

• significant falls in the prices of key commodities - as diverse as iron ore, copper, coal, and of course, oil.

And we have also seen:

• substantial drops in export revenues for a number of economies;

• the consequent devaluation of a number of currencies; and partly in response,

• divergent monetary policies in Europe, Asia and the Americas.

There is no doubt that it has been a year that saw some exceptional challenges, particularly in our industry.

I firmly believe that in times of change, it is important that companies focus on the long term and stay true to a clear and consistent strategy - and this is what your company is doing.

Our strategy to invest in and operate long-life, low-cost, expandable operations in the most attractive industry sectors, has served us well for over 140 years.

I am confident that this strategy, executed by some of the best people in the industry, will help us turn volatility and uncertainty into opportunity.

Despite the challenging headwinds of 2014, we delivered robust underlying earnings of $9.3 billion.

Our continuing focus on cash generation led to net cash from operations of $14.3 billion and we were able to maintain our EBITDA margin at 39 per cent.

In fact, Sam, his team and our 60,000 employees around the world have strengthened your business significantly over the last two years.

Since 2012, Rio Tinto has:

• reduced costs by $4.8 billion;

• released $2.1 billion of cash by reducing our working capital;

• more than halved capital expenditure to around $8 billion;

• cut net debt by almost $10 billion, taking net debt down to $12.5 billion; and

• reduced net gearing to around 19 per cent.

Our balance sheet is now one of the strongest in the industry, delivered with tight capital discipline and a demonstrable focus on managing the business for cash.

Such a sound balance sheet means we have the capacity to weather difficult market conditions, fund future growth and appropriately reward shareholders.

Even so, we will continue to tightly manage the business and our balance sheet in the face of the lower commodity prices we’ve seen so far in 2015.

Delivering sustainable shareholder value is part of our ongoing commitment and I am very pleased to report we honoured this with materially increased cash returns in 2014.

In February of this year, we announced a 12 per cent increase in our full year dividend and a $2 billion share buy-back programme.

The combination of the dividend and the share buy- back represent a total cash return to shareholders, in respect of 2014, of almost $6 billion – a 64 per cent increase over the previous year.

Delivering shareholder value is at the centre of our strategy and will remain our core focus.

Good corporate governance is essential to long-term business success.

However, good governance must not only be maintained, it must also be seen to be in place – it should be well communicated and understood by our stakeholders inside and outside the company.

That is why the board continues to visit our operations from time-to-time and meets with investors to discuss our approach to governance.

Visiting our operations gives us real insights into the pool of management talent across the company and into the challenges faced on the front line of our operations.

There is no better example of this than our visit last year to our coal operations in the Hunter Valley of Australia. We saw first-hand the premier position, and the favourable geology, these assets hold in the district.

It was clear a great deal has been done by a very focused management team to lower costs and improve productivity. As the coal industry continues to face subdued pricing, we will continue to build on this good work.

In the past 12 months we have also held two corporate governance forums with the chairs of the various board committees, in Australia in November and in London last month.

These forums enable us to share Rio Tinto’s governance approach and practice with investors and shareholder groups.

Just as we share our governance approaches openly, we pursue a similarly open and transparent approach with our communities and stakeholders.

As a responsible business, how we deliver results is just as important as the quality of the results themselves.

We operate in a complex and interconnected world where many global issues and local activities overlap.

Issues of biodiversity, climate change, community engagement and regional economic development bring both risk and opportunity through the life-cycle of our operations – from first exploration, to development and eventually to closure.

By listening carefully to the concerns of our stakeholders, we seek to manage risks together to deliver mutual value. We facilitate social development, encourage growth, and behave in an environmentally responsible way that creates value for you, our shareholders, and also creates value for the communities in which we work.

I recommend to you our online Sustainable development report which we released in March, to see how these principles are applied in practice.

For example, at the local level, in the past year we have been involved in many socio-economic programmes, touching thousands of lives.

At the macro level, over the past four years, our direct economic contribution has exceeded $230 billion. Our indirect economic contribution is naturally even greater.

Our spending on wages and on local procurement of goods and services with numerous suppliers leads directly to national prosperity and wealth – which brings me to taxation.

As you know, your company continues to lead the industry with our commitment to tax transparency.

Last month we published our annual Taxes paid report to provide a reference of accountability both for ourselves and host governments.

At a time when many public treasuries are under severe pressure, it is our hope that this kind of transparency will help thwart the economic drag of corruption and enhance the visibility of the value we generate.

In 2014, we paid taxes and royalties of $7.1 billion globally, and a further $1.8 billion of taxes on behalf of our employees. The report very clearly shows that your company pays its fair share of taxes.

Let me close now with some thoughts on the outlook for your company.

It is clear that in the short term we will continue to face challenging commodity markets as economic and geopolitical uncertainty continues.

Divergent monetary policy paths in Europe, the US and parts of Asia are contributing to the uncertainty.

China is now experiencing slower, but still significant, economic growth as it rebalances its economic priorities from investment towards consumption.

However, we should not lose sight of the longer-term drivers of our industry.

Let us keep in perspective that across the globe 70 million people each year are entering the middle class.

The Chinese economy is almost 25 times the size it was 25 years ago and over the next decade 170 million rural Chinese will move to an urban environment.

The fortunes of the mining industry have always been linked to increasing development and prosperity. And this will remain the case, regardless of short-term dynamics.

Our aim is to ensure we are well positioned to deliver value through the cycle.

At a time of significant distress for late-entrant and high-cost producers, Rio Tinto is in a position of strength.

In times of increased market volatility, investors seek strength, reliability and consistency and in such times, Rio Tinto thrives.

But we will not, and must not, be complacent. Now is the time for even greater focus and discipline.

I am very confident about Rio Tinto, its future and its place in meeting our modern society’s needs as a pre-eminent supplier of raw materials, refined metals and mineral products.

The commodities we produce respond to both late- cycle and early-cycle demand. Said in another way, we have a suite of businesses for all seasons, and we will continue to deliver, through all cycles.

Let me assure you that your board, management, and all our people are committed to delivering sustainable returns to you, our shareholders.

On behalf of the board, I would like to thank you for your continued support.

I would also like to thank Sam and Chris, the Executive Committee, and all of our employees across the world for the tremendous commitment, leadership and resilience they have demonstrated over the last year.

Ladies and gentlemen, thank you for your attention, and I now have the pleasure of handing over to your chief executive, Sam Walsh.

Contacts

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